UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

ORSUS XELENT TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68749U106

(CUSIP Number)

Wang Zhibin

Building B, 26 Chaoyangmenwai Street, 29th Floor
Beijing China 100000
86-10-85653678

(Name, Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)

Sep. 10, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 68749U106	Page 2 of 6 Pages
1	NAME OF REPORTING PERSON Wang Zhibin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) -0-
14	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTIONS

CUSIP No. 68749U106	Page 3 of 6 Pages

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to common stock, $.001 par value per share (“Common Stock”) of Orsus Xelent Technologies, Inc., a Delaware corporation, (the “Company”, formerly Universal Flirts Corp) and amends the Schedule 13D filed on April 7, 2005 by Wang Zhibin (the “Reporting Person”), as amended in the following respects only:

ITEM 2.  IDENTITY AND BACKGROUND.

The Reporting Person’s principal occupation or employment is Chairman of Yitong Real Estate Investment Co., Ltd., Building B, 26 Chaoyangmenwai Street, 29th Floor, Beijing China.

ITEM 4.  PURPOSE OF TRANSACTION.

Pursuant to a Stock Purchase Agreement, dated Sep. 10, 2009 (the “Li Jing Stock Purchase Agreement”), by and between the Reporting Person and Li Jing, the Reporting Person agreed to sell to Li Jin 850,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to a Stock Purchase Agreement, dated Sep. 10, 2009 (the “Zheng Jun Stock Purchase Agreement”), by and between the Reporting Person and Zheng Jun, the Reporting Person agreed to sell to Zheng Jun 1,400,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to a Stock Purchase Agreement, dated Sep. 10, 2009 (the “Sun Xin Stock Purchase Agreement”), by and between the Reporting Person and Sun Xin, the Reporting Person agreed to sell to Sun Xin 1,300,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to a Stock Purchase Agreement, dated Sep. 10, 2009 (the “ST ELECTRONICS Stock Purchase Agreement”), by and between the Reporting Person and ST ELECTRONICS (INFO-COMM SYSTEMS) PTE LTD, the Reporting Person agreed to sell to ST ELECTRONICS (INFO-COMM SYSTEMS) PTE LTD 1,200,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to a Stock Purchase Agreement, dated Sep. 10, 2009 (the “Zheng Yuming Stock Purchase Agreement”), by and between the Reporting Person and Zheng Yuming, the Reporting Person agreed to sell to Zheng Yuming 900,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to a Stock Purchase Agreement, dated Sep. 10, 2009 (the “John Leo Stock Purchase Agreement”), by and between the Reporting Person and John Christopher Leo, the Reporting Person agreed to sell to John Christopher Leo 200,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to a Stock Purchase Agreement, dated Sep. 10, 2009 (the “Jing Detao Stock Purchase Agreement”), by and between the Reporting Person and Jing Detao, the Reporting Person agreed to sell to Jing Detao 75,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to a Stock Purchase Agreement, dated Sep. 10, 2009 (the “Wang Xiaofeng Stock Purchase Agreement”), by and between the Reporting Person and Wang Xiaofeng, the Reporting Person agreed to sell to Wang Xiaofeng 75,000 share of Common Stock of the Company at $0.65 per share.

CUSIP No. 68749U106	Page 4 of 6 Pages

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the close of business on Sep.11, 2009, the Reporting Person beneficially owned 0 shares of the Company’s Common Stock, which represents 0% of the Company’s issued and outstanding Common Stock.

(b) See paragraph (a) above.

(c) Pursuant to the Li Jing Stock Purchase Agreement, the Reporting Person agreed to sell to Li Jin 850,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to the Zheng Jun Stock Purchase Agreement, the Reporting Person agreed to sell to Zheng Jun 1,400,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to the Sun Xin Stock Purchase Agreement, the Reporting Person agreed to sell to Sun Xin 1,300,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to the ST ELECTRONICS Stock Purchase Agreement, the Reporting Person agreed to sell to ST ELECTRONICS (INFO-COMM SYSTEMS) PTE LTD 1,200,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to the Zheng Yuming Stock Purchase Agreement, the Reporting Person agreed to sell to Zheng Yuming 900,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to the John Leo Stock Purchase Agreement, the Reporting Person agreed to sell to John Christopher Leo 200,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to the Jing Detao Stock Purchase Agreement, the Reporting Person agreed to sell to Jing Detao 75,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to the Wang Xiaofeng Stock Purchase Agreement, the Reporting Person agreed to sell to Wang Xiaofeng 75,000 share of Common Stock of the Company at $0.65 per share.

The transactions listed above were the only transactions in the shares of Common Stock effected during the last 60 days by the Reporting Person.

(d) To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e) September 10, 2009.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Pursuant to the Li Jing Stock Purchase Agreement, the Reporting Person agreed to sell to Li Jin 850,000 share of Common Stock of the Company at $0.65 per share.

CUSIP No. 68749U106	Page 5 of 6 Pages

Pursuant to the Zheng Jun Stock Purchase Agreement, the Reporting Person agreed to sell to Zheng Jun 1,400,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to the Sun Xin Stock Purchase Agreement, the Reporting Person agreed to sell to Sun Xin 1,300,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to the ST ELECTRONICS Stock Purchase Agreement, the Reporting Person agreed to sell to ST ELECTRONICS (INFO-COMM SYSTEMS) PTE LTD 1,200,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to the Zheng Yuming Stock Purchase Agreement, the Reporting Person agreed to sell to Zheng Yuming 900,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to the John Leo Stock Purchase Agreement, the Reporting Person agreed to sell to John Christopher Leo 200,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to the Jing Detao Stock Purchase Agreement, the Reporting Person agreed to sell to Jing Detao 75,000 share of Common Stock of the Company at $0.65 per share.

Pursuant to the Wang Xiaofeng Stock Purchase Agreement, the Reporting Person agreed to sell to Wang Xiaofeng 75,000 share of Common Stock of the Company at $0.65 per share.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1	Stock Purchase Agreement, dated Sep.10, 2009, by and between Wang Zhibin and Li Jing.

Exhibit 10.2	Stock Purchase Agreement, dated Sep.10, 2009, by and between Wang Zhibin and Zheng Jun.

Exhibit 10.3	Stock Purchase Agreement, dated Sep.10, 2009, by and between Wang Zhibin and Sun Xin.

Exhibit 10.4	Stock Purchase Agreement, dated Sep.10, 2009, by and between Wang Zhibin and ST ELECTRONICS (INFO-COMM SYSTEMS) PTE LTD.

Exhibit 10.5	Stock Purchase Agreement, dated Sep.10, 2009, by and between Wang Zhibin and Zheng Yuming.

Exhibit 10.6	Stock Purchase Agreement, dated Sep.10, 2009, by and between Wang Zhibin and John Christopher Leo.

Exhibit 10.7	Stock Purchase Agreement, dated Sep.10, 2009, by and between Wang Zhibin and Jing Detao.

Exhibit 10.8	Stock Purchase Agreement, dated Sep.10, 2009, by and between Wang Zhibin and Wang Xiaofeng.

CUSIP No. 68749U106	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

WANG ZHIBIN

Date: Sep.10, 2009	/s/ Wang Zhibin
Wang Zhibin